UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-
16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 - 28º andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1. Press Release entitled “Telefônica Brasil S.A. – Notice to the Market - Confirmation of credit of Interim Dividends and IOC declared on October 18, 2013”, dated on October 31, 2013

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO THE MARKET

CREDIT OF INTERIM DIVIDENDS AND INTEREST ON OWN CAPITAL 2013

Further to Notice to Shareholders of October 18, 2013, published on October 19 and 21, 2013, Telefônica

Brasil S.A. (“Company”) announces to its shareholders that there were no acquisitions of shares under the Company´s Buyback Share Program to be held in treasury, for subsequent disposal and/or cancellation, as Material Fact disclosed to the market on November 05, 2012. Thus the unit values per share related to Interim Dividends and Interest on Own Capital deliberated by the Board of Directors on October 18, 2013, remain unchanged, as described below:

The corresponding credit will be made on individual basis for each holder of commom and preferred shares, in accordance to the shareholder registry book position by the end of the day, on October 31, 2013, inclusive. After this date the shares will be considered as “ex-dividends” and “ex Interest on Own Capital”. The payment of these interim dividends and interest on own capital will be carried out starting as of November 26, 2013.

São Paulo, October 31, 2013.

Alberto Manuel Horcajo Aguirre
Investor Relations Officer

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	October 31th, 2013	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director